UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For the month of November 2005
KT Corporation
206 Jungja-dong
Bundang-gu, Sungnam
Kyunggi-do
463-711
Korea
(Address of principal executive offices)
(indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
(Indicate by check mark whether the registrant
by furnishing the information contained in this
form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ☐	No ☑

November 3rd, 2005
3rd Quarter 2005
Preliminary Earnings Commentary
(KRX : 030200 / NYSE : KTC)

Disclaimer
1. Financial Highlights
A. Summary of Income Statement
B. Summary of Balance Sheet
2. Operating Results
A. Internet Revenue
B. Data Revenue
C. Telephone Revenue
D. LM(Land to Mobile) Interconnection Revenue
E. Wireless Revenue
F. Operating Expenses
G. Non-operating Income
Equity Method
Schedule for Amortization on Goodwill
H. Non-operating Expenses
Appendix 1: Factsheet
SIGNATURES

Disclaimer
This material contains estimated information of unaudited non-consolidated preliminary financial and operating data of KT Corporation (“KT” or “the company”) as of September 30, 2005 and forward-looking statements with respect to the financial condition, results of operations and business of KT. Statements that are not historical facts, including statements about KT’s beliefs and expectations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other future results or performance expressed or implied by such forward-looking statements. Such forward-looking statements were based on current plan, estimates and perfections of KT and the political and economic environment in which KT will operate in the future and therefore you should not place undue reliance on them.
Therefore, KT does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the unaudited financial and operating data contained in this material and such information maybe materially different from the actual results or performance of KT. KT speaks only as of the date it is made, and KT undertakes no obligation to update publicly any of them in light of new information or future events.
The financial and operating data contained in this presentation have been rounded. Since affiliated companies have not finished accounting, estimated figures were used for the equity method gains/losses.
KT’s non-consolidated financial statements and report as of September 30, 2005 will be filed with the Financial Supervisory Service(FSS) and the Korea Exchange(KRX) in November 14, 2005.
If you have any questions in connection with the preliminary earnings, please contact Investor Relations Department of KT Corp.
Tel : 82-31-727-0931~4
Fax : 82-31-727-0949
E-mail: takim@kt.co.kr

1. Financial Highlights
A. Summary of Income Statement

	2005	2005	2005 3Q / 2005 2Q		2004	2005 3Q / 2004 3Q
(KRW bn)	3Q	2Q	amount	Δ%	3Q	amount	Δ%
Operating revenue	2,938.7	2,990.7	-52.0	-1.7%	2,922.5	16.2	0.6%
☐ Internet access	635.7	650.9	-15.2	-2.3%	624.8	10.8	1.7%
☐ Internet application	56.1	66.5	-10.3	-15.5%	55.2	1.0	1.7%
☐ Data	328.1	339.0	-10.9	-3.2%	342.0	-13.9	-4.1%
☐ Telephone	1,087.8	1,123.3	-35.6	-3.2%	1,107.3	-19.5	-1.8%
☐ LM	445.0	450.1	-5.1	-1.1%	454.3	-9.3	-2.0%
☐ Wireless	285.5	278.3	7.2	2.6%	243.6	41.9	17.2%
☐ Satellite	29.4	28.9	0.5	1.9%	29.5	-0.1	-0.4%
☐ Real estate	21.6	23.0	-1.4	-6.2%	18.1	3.5	19.5%
☐ Others	49.6	30.8	18.8	61.2%	47.9	1.7	3.6%
¡ SI	44.2	31.3	12.9	41.1%	47.5	-3.3	-7.0%
Operating expenses	2,486.8	2,651.6	-164.8	-6.2%	2,411.9	74.8	3.1%
☐ Labor	624.0	670.4	-46.4	-6.9%	562.9	61.2	10.9%
☐ Commissions	175.2	153.7	21.5	14.0%	162.7	12.5	7.7%
☐ Sales commission	73.3	90.7	-17.4	-19.2%	70.8	2.5	3.5%
☐ Sales promotion	89.7	137.3	-47.6	-34.7%	87.2	2.5	2.8%
☐ Advertising	25.1	32.4	-7.3	-22.5%	31.1	-6.0	-19.2%
☐ Provision for doubtful accounts	9.8	21.8	-11.9	-54.8%	50.0	-40.1	-80.3%
☐ Depreciation	564.5	485.3	79.2	16.3%	582.6	-18.2	-3.1%
☐ Repairs & maintenance	137.5	110.5	27.0	24.5%	124.1	13.4	10.8%
☐ Cost of goods sold	91.1	137.3	-46.2	-33.6%	79.0	12.1	15.3%
☐ Cost of service provided	464.9	443.1	21.8	4.9%	449.6	15.3	3.4%
☐ R&D	63.1	55.3	7.8	14.1%	64.0	-1.0	-1.5%
☐ Others	168.5	313.9	-145.4	-46.3%	148.0	20.6	13.9%
Operating income	452.0	339.1	112.8	33.3%	510.6	-58.6	-11.5%
Operating margin	15.4%	11.3%	4.0% P		17.5%	-2.1% P
EBITDA(1)	1,016.4	824.4	192.0	23.3%	1,093.2	-76.8	-7.0%
EBITDA margin	34.6%	27.6%	7.0% P		37.4%	-2.8% P
Non-operating income	89.6	208.2	-118.6	-57.0%	92.6	-3.0	-3.2%
Non-operating expenses	172.7	209.9	-37.2	-17.7%	223.7	-50.9	-22.8%
Ordinary income	368.8	337.4	31.4	9.3%	379.5	-10.7	-2.8%
Income tax expenses	63.4	113.4	-50.0	-44.1%	75.3	-11.9	-15.8%
Effective tax rate	17.2%	33.6%	-16.4% P		19.8%	-2.7% P
Net income	305.4	224.1	81.4	36.3%	304.2	1.2	0.4%
EPS (won)	1,434	1,063	371	34.9%	1,443	-9	-0.6%

(1)	EBITDA = Operating income + Depreciation
¡	Revenue
—	Revenue decreased compared to the previous quarter due to decrease in telephone and LM traffic, decrease in leased line demand and decrease in Nespot Swing handset sales.

—	Revenue increased compared to the corresponding period of 2004 as PCS service revenue has continuously increased and broadband subscriber base has expanded.
¡	Operating income
—	Operating income increased compared to the previous quarter due to decrease in marketing expenses (sales commission, sales promotion and advertising expenses)

—	Operating income decreased compared to the corresponding period of 2004 due to increase in labor, repairs and maintenance, and commission expenses.
¡	Income tax expenses
—	Income tax expenses decreased compared to the previous quarter due to increase in effective tax rate in the second quarter caused by the FTC fine (approximately 140.0 billion won).

B. Summary of Balance Sheet

	2005	2005	2005 3Q/ 2005 2Q		2004	2005 3Q / 2004 3Q
(KRW bn)	3Q	2Q	amount	Δ%	3Q	amount	Δ%
Total assets	18,048.5	18,194.1	-145.6	-0.8%	20,563.0	-2,514.5	-12.2%
☐ Current assets	3,838.3	3,957.4	-119.2	-3.0%	5,171.4	-1,333.2	-25.8%
¡ Quick assets	3,706.4	3,819.5	-113.1	-3.0%	5,052.7	-1,346.3	-26.6%
— Cash & Cash equivalents	1,419.8	1,526.3	-106.5	-7.0%	2,645.1	-1,225.3	-46.3%
¡ Inventories	131.9	137.9	-6.1	-4.4%	118.7	13.1	11.1%
☐ Non-current assets	14,210.2	14,236.7	-26.4	-0.2%	15,391.6	-1,181.4	-7.7%
¡ Investments	3,494.2	3,505.2	-11.1	-0.3%	4,456.1	-962.0	-21.6%
— KTF shares	2,446.2	2,425.3	21.0	0.9%	2,435.2	11.0	0.5%
— Long-term loans	341.2	371.6	-30.4	-8.2%	499.3	-158.1	-31.7%
— Others	706.7	708.4	-1.6	-0.2%	1,195.5	-488.7	-40.9%
¡ Tangible assets	10,324.8	10,334.3	-9.4	-0.1%	10,702.0	-377.2	-3.5%
¡ Intangible assets	391.2	397.2	-5.9	-1.5%	233.4	157.8	67.6%
Total liabilities	10,253.7	10,587.5	-333.7	-3.2%	13,498.9	-3,245.1	-24.0%
☐ Current liabilities	3,329.5	4,110.0	-780.4	-19.0%	4,784.9	-1,455.3	-30.4%
¡ Interest-bearing debts	1,293.4	1,769.6	-476.2	-26.9%	2,707.9	-1,414.5	-52.2%
¡ Accounts payable	609.3	566.4	42.9	7.6%	557.7	51.6	9.3%
¡ Others	1,426.8	1,774.0	-347.2	-19.6%	1,519.3	-92.5	-6.1%
☐ Long-term liabilities	6,924.2	6,477.5	446.7	6.9%	8,714.0	-1,789.8	-20.5%
¡ Interest-bearing debts	5,412.4	4,986.0	426.4	8.6%	7,147.2	-1,734.8	-24.3%
¡ Installation deposit	982.5	1,008.5	-26.0	-2.6%	1,115.3	-132.8	-11.9%
¡ Others	529.3	483.0	46.3	9.6%	451.5	77.9	17.2%
Total shareholders’ equity	7,794.7	7,606.6	188.1	2.5%	7,064.1	730.6	10.3%
☐ Common stock	1,561.0	1,561.0	0.0	0.0%	1,561.0	0.0	0.0%
☐ Capital surplus	1,440.3	1,440.3	0.0	0.0%	1,440.3	0.0	0.0%
☐ Retained earnings	8,661.2	8,566.5	94.7	1.1%	8,003.0	658.2	8.2%
☐ Capital adjustments	-3,867.7	-3,961.2	93.5	N/A	-3,940.1	72.4	N/A
¡ Treasury stock	-3,840.5	-3,962.6	122.1	N/A	-3,962.6	122.1	N/A
¡ Gain(loss) on valuation of investment securities	-0.4	-1.0	0.6	N/A	7.3	-7.8	N/A
¡ Others	-26.8	2.4	-29.2	N/A	15.2	-41.9	N/A
Total interest-bearing debt	6,705.8	6,755.6	-49.7	-0.7%	9,855.2	-3,149.3	-32.0%
Net debt	5,286.1	5,229.3	56.8	1.1%	7,210.0	-1,924.0	-26.7%
Net debt / Total shareholders’ equity	67.8%	68.7%	-0.9% p		102.1%	-34.2% P
¡	Assets
—	Cash & cash equivalents decreased compared to the corresponding period of 2004 due to redemption of domestic bond and foreign debt.

—	Other investments decreased compared to the corresponding period of 2004 due to reclassification of KTF CB as quick assets maturing in November 2005. We also reclassified deferred tax assets as quick assets in accordance with Korea GAAP amendment.
¡	Liabilities
—	KRW 10,253.7 billion, decrease of 333.7 billion from the previous quarter due to redemption of domestic bond and foreign debt.
¡	Shareholders’ Equity
—	Net income of 305.4 billion won was offset by the interim dividend payment of 210.8 billion won resulted in increase in shareholder’s equity.

2. Operating Results
A. Internet Revenue

	2005	2005	2005 3Q / 2005 2Q		2004	2005 3Q / 2004 3Q
(KRW bn)	3Q	2Q	amount	Δ%	3Q	amount	Δ%
Internet access	635.7	650.9	-15.2	-2.3%	624.8	10.8	1.7%
☐ Broadband	560.2	572.6	-12.4	-2.2%	546.1	14.1	2.6%
¡ Megapass	536.4	539.4	-3.0	-0.6%	524.5	11.9	2.3%
¡ Nespot	23.8	33.2	-9.3	-28.2%	21.6	2.2	10.4%
☐ Kornet	74.9	77.7	-2.8	-3.6%	77.6	-2.7	-3.4%
☐ Others	0.5	0.6	-0.1	-12.2%	1.1	-0.6	-55.4%
Internet application	56.1	66.5	-10.3	-15.5%	55.2	1.0	1.7%
☐ IDC	20.3	25.8	-5.5	-21.3%	22.5	-2.2	-9.7%
☐ Bizmeka	22.0	23.1	-1.1	-4.9%	18.5	3.5	19.0%
☐ Others	13.8	17.5	-3.7	-21.0%	14.2	-0.4	-2.5%
¡	Internet access revenue decreased mainly due to decrease in Nespot revenue
—	Megapass : Revenue decreased compared to the previous quarter due to decrease in modem retail revenue.

We also introduced additional discount for long-term contract subscribers.

—	Nespot : Revenue decreased due to decrease in the number Nespot Swing handset sales.
¡	Internet application revenue decreased due to decrease in demand for IDC(Internet Data Center) servers.
B. Data Revenue

	2005	2005	2005 3Q / 2005 2Q		2004	2005 3Q / 2004 3Q
(KRW bn)	3Q	2Q	amount	Δ%	3Q	amount	Δ%
Data	328.1	339.0	-10.9	-3.2%	342.0	-13.9	-4.1%
☐ Leased line	291.6	295.3	-3.6	-1.2%	298.2	-6.6	-2.2%
¡ Local	126.9	124.5	2.4	2.0%	130.2	-3.3	-2.6%
¡ Domestic long distance	89.3	89.1	0.2	0.3%	89.7	-0.3	-0.4%
¡ International long distance	4.1	4.4	-0.3	-7.2%	4.4	-0.3	-7.1%
¡ Broadcasting & others	71.3	77.3	-6.0	-7.8%	73.9	-2.6	-3.5%
☐ Other data	36.4	43.7	-7.3	-16.7%	43.8	-7.4	-16.8%
¡ Packet data	3.1	3.4	-0.4	-10.7%	4.7	-1.6	-34.8%
¡ National network ATM	17.6	24.9	-7.3	-29.4%	22.8	-5.2	-22.7%
¡ Others	15.8	15.4	0.4	2.8%	16.4	-0.6	-3.5%
¡	Leased line revenue decreased due to decrease in demand for national network ATM service.

C. Telephone Revenue

	2005	2005	2005 3Q / 2005 2Q		2004	2005 3Q /2004 3Q
(KRW bn)	3Q	2Q	amount	Δ%	3Q	amount	Δ%
Telephone revenue	1,087.8	1,123.3	-35.6	-3.2%	1,107.3	-19.5	-1.8%
☐ Subscriber connection	348.0	357.9	-10.0	-2.8%	339.8	8.2	2.4%
¡ Subscription fee	14.7	20.6	-5.9	-28.8%	17.4	-2.8	-15.8%
¡ Basic monthly fee	282.0	282.5	-0.5	-0.2%	284.3	-2.3	-0.8%
¡ Installation	9.2	11.2	-2.1	-18.6%	8.8	0.3	3.9%
¡ Interconnection	42.2	43.6	-1.4	-3.2%	29.2	12.9	44.2%
☐ Local	267.1	276.5	-9.5	-3.4%	286.7	-19.7	-6.9%
¡ Usage	186.2	194.2	-8.0	-4.1%	207.2	-21.0	-10.2%
¡ Interconnection	35.0	35.9	-0.9	-2.5%	38.2	-3.2	-8.4%
¡ Others	45.9	46.5	-0.6	-1.3%	41.3	4.6	11.1%
☐ Domestic long distance	184.1	189.5	-5.4	-2.8%	213.3	-29.2	-13.7%
¡ Usage	176.5	180.9	-4.5	-2.5%	197.2	-20.7	-10.5%
¡ Interconnection	7.4	8.2	-0.8	-10.3%	15.8	-8.5	-53.4%
¡ Others	0.3	0.3	0.0	-8.0%	0.4	0.0	-13.6%
☐ International long distance	58.8	59.1	-0.3	-0.5%	64.2	-5.4	-8.5%
☐ International settlement	43.5	43.8	-0.3	-0.7%	43.7	-0.3	-0.6%
☐ VoIP	5.7	5.8	-0.2	-2.8%	4.7	0.9	20.1%
☐ VAS	95.0	88.9	6.1	6.8%	87.6	7.4	8.5%
☐ Public telephone	9.7	10.0	-0.3	-3.5%	13.1	-3.4	-25.8%
☐ 114 phone directory service	31.1	31.4	-0.3	-1.0%	32.0	-1.0	-3.0%
☐ Others	44.9	60.3	-15.4	-25.5%	22.2	22.7	102.5%
¡	Telephone revenue decreased compared to the previous quarter
—	Decrease in subscription fee as the number of new subscribers fell

—	Decrease in local and domestic long distance revenue due to overall decline in traffic volume

—	Decrease in the number of Ann handset sales.
¡	Telephone revenue decreased compared to the corresponding period of 2004
—	Decreased due to decline in local and domestic long distance traffic even though sales of Ann handset in other telephone revenue increased.

*	Ann was introduced in November 2004.

D. LM (Land to Mobile) Interconnection Revenue

	2005	2005	2005 3Q / 2005 2Q		2004	2005 3Q / 2004 3Q
(KRW bn)	3Q	2Q	amount	Δ%	3Q	amount	Δ%
LM Revenue	445.0	450.1	-5.1	-1.1%	454.3	-9.3	-2.0%
LM interconnection cost	207.9	208.3	-0.3	-0.2%	193.5	14.5	7.5%
¡	LM revenue decreased mainly due to drop in traffic volume.

¡	It takes about two months for operators to verify the actual volume of LM traffic. KT estimates LM interconnection cost reflecting historical traffic at the time of quarterly closing and makes appropriate adjustments in the following quarter. This is the reason why LM interconnection cost is not directly related to the volatility of LM traffic.
E. Wireless Revenue

	2005	2005	2005 3Q / 2005 2Q		2004	2005 3Q / 2004 3Q
(KRW bn)	3Q	2Q	amount	Δ%	3Q	amount	Δ%
Wireless revenue	285.5	278.3	7.2	2.6%	243.6	41.9	17.2%
☐ PCS resale	274.1	261.9	12.2	4.7%	238.9	35.1	14.7%
¡ PCS service	217.3	213.9	3.3	1.6%	183.1	34.2	18.7%
¡ Handset sales	56.8	47.9	8.9	18.6%	55.9	1.0	1.7%
☐ Others	11.4	16.5	-5.0	-30.6%	4.6	6.8	146.8%
¡	Wireless revenue continued its increasing trend due to overall increase in the number of subscribers.

¡	Others decreased compared to the previous quarter due to decrease in One-phone handset sales.

F. Operating Expenses

	2005	2005	2005 3Q / 2005 2Q		2004	2005 3Q / 2004 3Q
(KRW bn)	3Q	2Q	amount	Δ%	3Q	amount	Δ%
Labor	624.0	670.4	-46.4	-6.9%	562.9	61.2	10.9%
☐ Salaries & wages	438.2	492.2	-54.1	-11.0%	406.8	31.3	7.7%
☐ Employee benefits	131.0	163.9	-32.9	-20.1%	107.3	23.8	22.2%
☐ Provision for retirement	54.8	14.3	40.6	283.6%	48.8	6.1	12.5%
Commissions	175.2	153.7	21.5	14.0%	162.7	12.5	7.7%
Marketing expenses	188.1	260.3	-72.3	-27.8%	189.1	-1.0	-0.6%
☐ Sales commission	73.3	90.7	-17.4	-19.2%	70.8	2.5	3.5%
☐ Sales promotion	89.7	137.3	-47.6	-34.7%	87.2	2.5	2.8%
☐ Advertising	25.1	32.4	-7.3	-22.5%	31.1	-6.0	-19.2%
Provision for doubtful accounts	9.8	21.8	-11.9	-54.8%	50.0	-40.1	-80.3%
Depreciation	564.5	485.3	79.2	16.3%	582.6	-18.2	-3.1%
Repairs and Maintenance	137.5	110.5	27.0	24.5%	124.1	13.4	10.8%
Cost of goods sold	91.1	137.3	-46.2	-33.6%	79.0	12.1	15.3%
☐ PCS handset cost	41.5	43.7	-2.2	-5.1%	57.4	-16.0	-27.8%
☐ PDA, WLAN card, others	49.7	93.6	-44.0	-47.0%	21.6	28.1	130.1%
Cost of service provided	464.9	443.1	21.8	4.9%	449.6	15.3	3.4%
☐ Cost of service	209.2	190.9	18.3	9.6%	203.7	5.5	2.7%
¡ PCS resale network cost to KTF	105.2	107.5	-2.4	-2.2%	91.5	13.7	14.9%
¡ SI service cost	42.2	29.3	12.9	44.1%	58.6	-16.4	-28.0%
¡ Others	61.9	54.1	7.7	14.3%	53.6	8.3	15.4%
☐ International settlement cost	47.8	43.9	3.9	8.8%	52.4	-4.7	-8.9%
☐ LM interconnection cost	207.9	208.3	-0.3	-0.2%	193.5	14.5	7.5%
R&D	63.1	55.3	7.8	14.1%	64.0	-1.0	-1.5%
Others	168.5	313.9	-145.4	-46.3%	148.0	20.6	13.9%
* CAPEX	591.9	428.5	163.4	38.1%	561.4	30.5	5.4%
¡	Labor cost
—	Labor cost decreased compared to the previous quarter because one half of the salary increase and special bonus by collective agreement made in August was recognized in the 2nd quarter and the other half is evenly recognized in 3rd and 4th quarter. However, it increased compared to the corresponding period of 2004.
¡	Commissions increased compared to the previous quarter and corresponding period of 2004. This is mainly caused by increase in commissions to scholastic and scientific research, underwater cable maintenance and property management agency.

¡	Provision for doubtful accounts decreased compared to the previous quarter and corresponding period of 2004 as we strengthened collection efforts and managed uncollectible receivables.

¡	Marketing expenses decreased compared to the previous quarter as we efficiently control outside sales channels.

¡	Repairs and Maintenance increased to maintain high quality of services.

¡	Cost of goods sold decreased compared to the previous quarter due to decline in handset sales of One-phone and Ann.

¡	Other operating expenses: We recognized the FTC fine(approximately 140.0 billion won) in the second quarter; thus, it decreased compare to the previous quarter.

G. Non-operating Income

	2005	2005	2005 3Q / 2005 2Q		2004	2005 3Q / 2004 3Q
(KRW bn)	3Q	2Q	amount	Δ%	3Q	amount	Δ%
Non-operating income	89.6	208.2	-118.6	-57.0%	92.6	-3.0	-3.2%
☐ Gains on disposition of investments	0.4	53.6	-53.2	-99.3%	2.7	-2.3	-85.2%
☐ Interest income	15.6	20.8	-5.1	-24.7%	28.8	-13.2	-45.7%
☐ FX transaction gain	3.5	3.4	0.0	1.4%	1.2	2.3	197.5%
☐ FX translation gain	-20.4	0.6	-21.0	N/A	8.6	-29.0	N/A
☐ USO fund	20.3	20.3	0.0	0.0%	14.5	5.8	40.2%
☐ Gain on equity method	32.6	35.0	-2.4	-6.8%	0.0	32.6	N/A
☐ Others	37.4	74.3	-36.9	-49.7%	36.8	0.6	1.7%
¡	Gain on disposition of investments decreased as we recognized gain on disposition of invested securities of Inmarsat and Intelsat in the second quarter.

¡	As of September 2005, our foreign currency net debt exposure (total borrowings in foreign currency of US$1,811 million — total foreign currency deposit of US$308 million) stood at US$1,508 million. The US$ appreciated by 13.6 won (1,024.4 won per dollar at the end of June → 1,038.0 won per dollar at the end of September), resulting in FX translation gain of -20.4 billion won and FX translation loss of -4.9 billion won.

*	Minus(-) FX translation gain indicates an accumulated balance of FX translation gain as of September minus first half balance. Thus, understand minus(-) FX translation gain as a loss.
<Equity Method>

	2005	2005	2005 3Q / 2005 2Q		2004	2005 3Q / 2004 3Q
(KRW bn)	3Q	2Q	amount	Δ%	3Q	amount	Δ%
☐ Gain on equity method	32.6	35.0	-2.4	-6.8%	0.0	32.6	N/A
☐ Loss on equity method	-6.8	34.6	-41.4	N/A	17.8	-24.6	N/A
Gain or loss on equity method	39.5	0.5	39.0	8360.2%	-17.8	57.3	N/A

Gain or loss on equity method
☐ Gain or loss from KTF	68.1	78.0	-9.9	-12.7%	45.6	-9.9	-21.7%
☐ Amortization on goodwill from KTF	-45.6	-45.7	0.1	N/A	-48.8	0.1	N/A
☐ Other subsidiaries	17.0	-31.8	48.8	N/A	-14.6	48.8	N/A
<Schedule for Amortization on Goodwill>

(KRW bn)	2004	2005	2006	2007	2008	2009	2010
Total	326.0	181.7	181.9	154.5	141.1	141.1	76.0

H. Non-operating Expenses

	2005	2005	2005 3Q / 2005 2Q		2004	2005 3Q / 2004 3Q
(KRW bn)	3Q	2Q	amount	Δ%	3Q	amount	Δ%
Non-operating expenses	172.7	209.9	-37.2	-17.7%	223.7	-50.9	-22.8%
☐ Interest expense	100.6	107.4	-6.8	-6.4%	124.5	-23.9	-19.2%
☐ FX transaction loss	7.0	3.5	3.6	102.5%	2.4	4.6	195.8%
☐ FX translation loss	-4.9	0.4	-5.2	N/A	0.8	-5.7	N/A
☐ Loss on equity method	-6.8	34.6	-41.4	N/A	17.8	-24.6	N/A
☐ Loss on disposition of fixed assets	11.8	7.7	4.1	53.4%	20.6	-8.8	-42.6%
☐ Others	65.0	56.4	8.6	15.3%	57.6	7.4	12.8%
*	Minus(-) FX translation loss and loss on equity method indicates an accumulated balance as of September minus first half balance. Thus, understand minus(-) loss as a gain.

Appendix 1: Factsheet
Broadband

	Dec-04	Jan-05	Feb-05	Mar-05	Apr-05	May-05	Jun-05	Jul-05	Aug-05	Sep-05
Broadband Subs	6,077,694	6,087,593	6,107,271	6,133,293	6,147,921	6,158,558	6,172,475	6,193,275	6,228,759	6,241,213
Net Addition	12,372	9,899	19,678	26,022	14,628	10,637	13,917	20,800	35,484	12,454
¡ Megapass Lite	4,888,980	4,876,437	4,868,216	4,862,075	4,854,558	4,831,436	4,821,986	4,823,780	4,837,908	4,834,442
¡ Megapass Premium	662,841	668,649	677,503	688,997	695,798	712,800	717,099	718,277	721,371	724,032
¡ Megapass Special (1)	2,765	3,144	4,111	4,970	5,267	5,616	5,973	6,379	6,804	7,206
¡ Megapass Ntopia	523,108	539,363	557,441	577,251	592,298	608,706	627,417	644,839	662,676	675,533
Broadband M/S
KT	51.0%	51.0%	50.9%	50.7%	50.5%	50.5%	0.503	51.7%	51.8%	51.8%
Hanaro	23.1%	22.8%	22.7%	22.7%	22.7%	22.8%	0.227	23.3%	23.1%	23.0%
Thrunet	10.8%	10.7%	10.7%	10.6%	10.5%	10.4%	0.104	7.9%	7.8%	7.7%
Others	15.1%	15.5%	15.7%	16.0%	16.3%	16.3%	0.166	17.1%	17.3%	17.5%
WLAN

	Dec-04	Jan-05	Feb-05	Mar-05	Apr-05	May-05	Jun-05	Jul-05	Aug-05	Sep-05
WLAN Subs	418,451	426,165	432,609	455,958	467,753	474,343	482,098	490,280	494,527	513,844
¡ NESPOT Family	238,526	239,967	241,557	243,902	244,166	245,128	245,719	244,599	241,198	242,976
¡ NESPOT Solo	29,914	30,357	30,973	32,189	32,827	33,557	34,155	34,516	34,943	37,218
¡ NESPOT Pop	131,882	136,805	141,026	154,364	159,577	164,729	171,113	175,007	178,235	189,955
¡ NESPOT Biz	18,129	19,036	19,053	25,503	31,183	30,929	31,111	36,158	40,151	43,695
Leased Lines

	Dec-04	Jan-05	Feb-05	Mar-05	Apr-05	May-05	Jun-05	Jul-05	Aug-05	Sep-05
Leased Lines	426,633	475,496	423,854	422,728	422,002	418,656	417,312	415,995	413,055	412,145
¡ Local leased line	390,085	434,256	387,896	387,080	385,929	384,133	382,946	382,131	379,430	378,615
¡ DLD leased line	36,233	40,935	35,656	35,404	35,806	34,271	34,119	33,647	33,400	33,300
¡ International leased line	110	106	103	105	109	104	111	90	90	101
¡ Broadcasting leased line	205	199	199	139	158	148	136	127	135	129
Internet Leased Lines	38,775	39,101	39,081	39,603	39,980	40,285	40,995	41,479	41,953	42,523
Leased Line M/S	67.6%	67.4%	67.3%	67.1%	66.9%	66.7%	0.665	66.4%	66.3%	66.1%
Fixed-line

	Dec-04	Jan-05	Feb-05	Mar-05	Apr-05	May-05	Jun-05	Jul-05	Aug-05	Sep-05
Fixed-line Subs (‘000)	21,091	21,086	21,100	21,107	21,072	21,063	21,056	21,039	21,034	21,013
Residential users (%)	72%	72%	72%	72%	72%	72%	0.7192724	72%	72%	72%
Non-refundable users(%)	72%	72%	72%	72%	72%	72%	0.7193674	72%	72%	72%
Caller ID Users (‘000)	4,043	4,162	4,060	4,057	4,058	4,062	4,049	4,057	4,085	4,123
VAS users (‘000)	12,803	12,869	12,947	13,062	13,113	13,184	13,255	13,231	13,240	13,209
Fixed-line M/S
Local M/S (subscriber base)	93.8%	93.8%	93.8%	93.8%	93.8%	93.7%	93.5%	93.4%	93.3%	93.2%
DLD (revenue base) (3)	83.7%	83.1%	83.7%	83.5%	83.7%	83.5%	0.8352531	86.0%	85.8%	85.7%
ILD (revenue base) (4)	45.1%	44.8%	45.5%	45.3%	44.4%	45.3%	0.4507005	45.0%	44.9%	44.6%
Reference Data

	Dec-04	Jan-05	Feb-05	Mar-05	Apr-05	May-05	Jun-05	Jul-05	Aug-05	Sep-05
Population (‘000)	48,199	48,294	48,294	48,294	48,294	48,294	48,294	48,294	48,294	48,294
Number of Household	15,538	15,789	15,789	15,789	15,789	15,789	15,789	15,789	15,789	15,789

Company data except Broadband Market Share and Population

*	Source of Population, No of Household: Korea National Statistical Office

*	Broadband ARPU: excluding revenue from WLAN

(1)	Special: Broadband service providing speed up to 20Mbps & 50Mbps.

(2)	The number of VDSL technology applied subscribers among Megapass service

(3)	Special telecom service providers are included in DLD M/S calculation.

(4)	Special telecom service providers are included in ILD M/S calculation.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: November 4, 2005

KT Corporation
By:	/s/ Wha Joon Cho
Name:	Wha Joon Cho
Title:	Managing Director